Exhibit 99.143

April 14, 2025

DeFi Technologies Inc. (formerly Valour Inc.)

Suite 2400, 333 Bay Street,

Toronto, ON,

M5H 2T6

Re: Auditor Consent for 40-F Filing

Dear Mr. Olivier Roussy-Newton, Chairman of the BOD and Mr. Paul Bozoki, CFO:

We consent to the use of our reports to the shareholders of DeFi Technologies Inc. dated April 1, 2024 and March 30, 2025 on the financial statements of DeFi Technologies Inc., which comprise the consolidated statements of financial position as at December 31, 2023 and December 31, 2024, respectively, and the consolidated statements of loss and comprehensive loss, consolidated statements of cash flows and consolidated statements of changes in shareholders equity (deficiency) for the years then ended, and notes to the financial statements, including material accounting policy information, in the Registration Statement on Form 40-F/A, and any amendments thereto, to be filed by DeFi Technologies Inc, with Securities and Exchange Commission on EDGAR on or about April 14, 2025.

Yours truly,

Signed	”Harpreet Dhawan”
Harpreet Dhawan CPA, CA
HDCPA Professional Corporation
Chartered Professional Accountants
Licensed Public Accountants

www.hdcpa.ca | 647-793-8100
5250 Solar Drive, Suite 206, Mississauga, ON, L4W 0G4
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